UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated August 22, 2007
        CDC Games Launches CDC Games International to Publish Online Games on
        a Global Scale

1.02    Press release dated August 24, 2007
        CDC Corporation to Hold Second quarter Earnings Call on September 6,
        2007 at 8:30 AM Eastern

1.03    Press release dated August 27, 2007
        CDC Software’s Vertical CRM Solutions Gain Momentum in Financial
        Services Industries

1.04    Press release dated August 28, 2007
        CDC Games Launches Major Upgrade of Its Yulgang Online Game

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 29, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated August 22, 2007 -- CDC Games Launches CDC Games International to Publish Online Games on a Global Scale
1.02	Press release dated August 24, 2007 -- CDC Corporation to Hold Second quarter Earnings Call on September 6, 2007 at 8:30 AM Eastern
1.03	Press release dated August 27, 2007 -- CDC Software’s Vertical CRM Solutions Gain Momentum in Financial Services Industries
1.04	Press release dated August 28, 2007 -- CDC Games Launches Major Upgrade of Its Yulgang Online Game